Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: December 2, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed by Get To The Point Podcast. The excerpt of the transcript is provided below.

Host: So you come from the mining world, which seems to be a huge topic now amongst the Bitcoin advocates. How has that helped you with this new company, and what are you seeing take shape?

Jaime Leverton: Yeah, I mean, I think there are a lot of common threads between really what we offered at Hut 8, especially back in the early days. I took over Hut 8 in 2020, and at that time, the miners were really the only way to get equity exposure to Bitcoin. And so we kind of acted as a proxy for people that wanted to get exposure to the space, but in a traditional equity, they wanted to do it in their 401k or whatever their more traditional investment vehicle was. And I think what we’re building here at ReserveOne is really the next leg up as far as bringing to investors, to more traditional investors, a company that offers broad exposure to the crypto ecosystem as a whole, run by a seasoned management team and a really diverse, exciting, anticipated board of directors. And I think it’s really the next evolution of that institutionalization or that bridge from Web 2 to Web 3, from traditional finance to the world of digital assets. And I think we’ve created something that the market’s really responding to.

Host: Yeah. And you are a huge advocate of diversifying portfolios within crypto companies. Tell me, because you hear that a lot, where it almost becomes a buzz term. What does that mean to you, diversifying a portfolio?

Jaime Leverton: Right. Yeah. I mean, certainly at Hut 8, we were the first mover on a lot of things. First to hold Bitcoin on balance sheets, first to break into the HPC space, which kicked off in 2022 with the data center acquisition that we made back then. First to vertically integrate by actually buying power plant assets. So for me, it’s not just about talking about diversification, it’s executing it and kind of finding ways to lead the market. As I said this morning on my fireside chat, going where the puck is headed, not where the puck is, a good Canadian hockey analogy. And we very much brought that into the structure that we have at ReserveOne. So ReserveOne is a digital asset treasury company, but it’s the only one that’s diversified. So we’re rooted in Bitcoin, approximately 80% expected to be held in Bitcoin, and then 20% in alts. Really inspired by the digital asset stockpile. So initially Ethereum, Solana, ADA, XRP, because that’s what the government has signaled they intend to maintain in the stockpile. And then of course, we apply our own methodology as far as weighting. So using a mix of free float market cap and ability to generate yields. So Ethereum becomes our second largest position, followed by Solana and then XRP and ADA. And then in addition to that, we’ve built into the structure the ability to allocate up to 10% of our AUM into high conviction venture opportunities, definitely targeting within the ecosystem, but offering that ability to get private market access, but in a public company. And then again, we are not a passive strategy. So we intend to actively work the assets to generate returns and help cover the operating costs of the business. Obviously, running a public company has costs associated with it. So it’s important that you know how you’re going to, what your funding source is.

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Host: And talk to us more about the future roadmap of ReserveOne. I think you announced at Milken that you will be going public with ReserveOne with a $1 billion acquisition. Tell us what that looks like.

Jaime Leverton: Yeah, so we actually announced in July our business combination agreement as well as our PIPE. We raised $750 million in the PIPE. And then we’re going public by De-SPAC. The SPAC Trust has $287.5 million in it. Depending on redemptions, we’ll be somewhere in the neighborhood of $1 billion to kick off when the transaction closes. We’re in process with the SEC, so we announced the confidential filing of our S-4 a few weeks ago. Unfortunately, the government shutdown does impact the SEC, and so we’re hopeful that the government gets back to work sooner rather than later. But that’s kind of where we are in the process. And then ultimately, when we get regulatory approval and shareholder approval and the deal closes, that’s when we fund and get to start putting the assets to work. And we’re really, really excited about it. That’s amazing.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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